Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Furniture Brands International, Inc.:
We consent to the use of our reports dated March 6, 2013, with respect to the consolidated balance sheets of Furniture Brands International, Inc. as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders' equity for each of the years in the three-year period ended December 29, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 29, 2012, incorporated by reference herein.
/s/ KPMG LLP
St. Louis, Missouri
May 3, 2013